Exhibit 99.9

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the use of our reports, each dated February 25, 2014, with respect to the consolidated financial statements of Westport Innovations Inc. (“the Company”) as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013 and December 31, 2012 and the nine month period ended December 31, 2011 and the effectiveness of internal control over financial reporting as at December 31, 2013, which appear in this annual report on Form 40-F. Our report dated February 25, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, contains an explanatory paragraph that states that the Company acquired BAF Technologies Inc. during the year ended December 31, 2013, and our audit of internal control over financial reporting as of December 31, 2013 excludes BAF Technologies Inc.’s internal controls over financial reporting.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-165812 and 333-168847) on Forms S-8 and (No. 333-187154) on Form F-10/A of the Company.

//s// KPMG LLP

Chartered Accountants

February 27, 2014
Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.